U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):

[X]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR
     For Period Ended: January 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please
Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                ____ N/A ____________________
____________________________
____________________________

Part I - Registrant Information

Full Name of Registrant: Entrada Networks, Inc.

Former Name if Applicable: N/A

                   5755 Oberlin Drive, Suite 204,
                Address of Principal Executive Office (Street and Number)

      San Diego, CA    92121
                 (City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and                                                                                                                                                  [X] Yes [ ] No

(c) The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - Narrative

    State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to circumstances beyond its control, it took longer than expected for the Company to obtain all information necessary to complete its financial statements. The Company expects to file its annual report on Form 10KSB on or before May 16, 2005.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                                 Steve A. Salvo, Esq.,
                                c/o Salvo, Russell, Fichter & Landau                          (215) 653-0110
        (Name)                                                         (Area Code) (Telephone No.)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
        [X] Yes [ ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       [ X] Yes [   ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Estimated net revenues of $4.12 million and net loss of $3.7 million for fiscal year 2005 compared to actual fiscal 2004 net revenues of $6.22 million and net loss of $1.98 million.

Entrada Networks, Inc.
 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 2, 2005	By : /s/ Kanwar J.S. Chadha
Kanwar J.S. Chadha, Ph.D.
President & Chief Executive Officer

INSTRUCTION : The form may be signed by an executive officer or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the Registrant shall be filed with the form.